

Hysan 希慎

INTERIM REPORT 2004


HYSAN AVENUE

Mission

Hysan Development is committed to building and owning quality buildings, and being the occupier's partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Contents

CHAIRMAN'S STATEMENT

HIGHLIGHTS

- Hong Kong office market on recovery path
- Increased contributions from upgraded retail and residential properties
- Solid financial position geared to support corporate objectives

OVERVIEW

Our operating environment was more encouraging during the review period, in the light of a generally improved economy. Office rental levels continued its recovery path. Retail activities were active, particularly in major retail districts and shopping centres. Rental levels for luxury residential properties also showed some improvement.

While positive developments in the office market will only be translated into earnings in due course, the Group further improved its office occupancy to 97%.

The Group's upgraded retail and residential portfolios made improved contributions during the review period.

RESULTS

Net profit for the six months ended 30 June 2004 was HK$304.9 million, HK$58.8 million (23.9%) higher than in 2003 (2003 restated: HK$246.1 million). Basic earnings per share also increased correspondingly to HK29.20 cents (2003 restated: HK23.77 cents). Gross rental income decreased by 5.7%, reflecting negative rental reversion principally in the office sector. There were improved contributions from the Group's overseas development activities. The Group wrote back an impairment loss previously provided for Singapore residential projects and had increased contributions from our Shanghai joint venture. Finance costs further decreased. The Group also recorded a gain from the disposal of marketable securities used to finance capital expenditure.

DIVIDENDS

Your Directors have declared an interim dividend of HK10 cents per share (2003: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

OUTLOOK

The property leasing market continued its recovery path as evidenced by the generally improved occupancy and rental levels. As the global economy improves amidst some uncertainties, negative rental reversion in the office sector is likely to continue into 2005.

Peter T.C. Lee
Chairman

Hong Kong, 18 August 2004

OPERATING AND FINANCIAL REVIEW

OPERATING REVIEW

Investment Properties

Office Leasing — The office leasing market continued its recovery path with generally improved rental levels. Activities were, however, principally relocation and upgrading to better locations and properties.

Against this, the Group achieved a 97% occupancy. It will take time to translate positive market developments into earnings.

Retail Leasing — The retail sector continued to be active during the first six months of the year. Further enhanced consumer sentiment and tourist arrivals continued to be the driving forces. Prime shopping locations witnessed particular increase in activities and rental levels achieved.

The Group's retail properties were virtually fully-let, and made increased contributions during the review period. These reflect the premium location of our retail portfolio and the re-opening of the upgraded Lee Gardens Two (which property was under renovation as from March 2003).

Our longer term objective is to position our hub in the prime retail district in Causeway Bay as a distinctive neighbourhood with a broad retail appeal, where shopping, leisure and service needs can be met. We aim to integrate retail offerings in a horizontal, streetscape setting. Shopping centres with different themes, food and beverage, and entertainment will provide the necessary anchors. These will be complemented by landscape and general environmental enhancements.

The completion of the upgraded Lee Gardens Two was the first major step in this direction. Plans to refine the tenant mix and positioning of Lee Theatre Plaza are in progress.

Residential Leasing — The luxury residential market saw increased activities, with a steady improvement in rentals achieved.

Our upgraded Bamboo Grove property successfully capitalised on such positive developments, as reflected in an occupancy of 80%.

Development Properties

Shanghai, PRC — Construction for Phase 2 of the Grand Gateway Project (in which the Group has an effective interest of 23.7%) made good progress. Leasing activities of the completed Phase 1 development performed well during the review period. The retail podium was virtually fully-let, and the residential tower achieved high occupancy.

Singapore — Construction of the Group's three joint-venture residential developments has been completed (Group interests: Amaryllis Ville: 25%, Sanctuary Green: 10% and Gardens at Bishan: 10%). Sales are in progress with a good part of the relevant residential units having been sold.

FINANCIAL REVIEW

Results

The comparative 2003 results have been restated to reflect a prior period adjustment on deferred tax arising from an associate, the impact and the details are set out in note 3 to the condensed financial statements.

Key drivers of the 2004 interim results were:

Gross rental income fell by HK$33.7 million (5.7%) to HK$559.8 million (2003: HK$593.5 million). Office rental income for the period lowered by 23.1%, largely offset by improved rentals from the retail and residential sectors (retail: 7.5%, residential: 55.6%). Retail rental levels were generally higher at the upgraded Lee Gardens Two (which property was under renovation as from March 2003). Upgraded residential Bamboo Grove development also achieved much-improved occupancy.

Investments in securities comprised principally of Hong Kong-listed securities held as long-term investment. This portfolio serves as a liquid buffer fund to help finance capital expenditure and other opportunities as they arise. Disposal during the period generated a gain of HK$14.6 million.

Property expenses went up in general, led mostly by revenue-driven expenditures such as decoration, promotional, marketing and agency fees. The Group continued to exercise tight control over administration expenses.

Net finance costs were down by HK$9.4 million, or 10.8% from corresponding period in 2003, taking advantage of lower prevailing interest rates.

Share of results of associates went up by HK$23.8 million compared to 2003, with profits from the Shanghai Grand Gateway project offsetting losses from a Singapore project (Group interest: 25%).

Impairment loss write-back related to two completed Singapore projects in which the Group has a 10% interest in each project. Based on the percentage of units sold and the expected revenue net of costs, the Group wrote back HK$41.0 million on impairment loss previously provided. The Group maintains a prudent policy in making sufficient provision against impairment losses.

Taxation for the period included an additional provision of HK$55.0 million in respect of non-deductibility of interests claimed in prior years. Having reviewed the basis of making such provision, the additional provision was made out of prudence.

Contingent liabilities — There were no significant changes since the publication of the Group's 2003 annual report in March 2004.

Shareholders' funds as at 30 June 2004 was HK$18,676.0 million (31 December 2003 restated: HK$18,616.4 million).

OPERATING AND FINANCIAL REVIEW

Capital Expenditure

The Group is committed to enhancing the quality of its investment properties portfolio. Expenditure on refurbishment, renovation and additions to the Group's investment properties amounted to HK$30.6 million during the review period.

Capital expenditures were primarily funded by internally generated funds from operations and proceeds from disposals of marketable securities. With substantial committed banking facilities in place and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to meet its capital commitments and ongoing working capital requirements.

Financial Management

The key objective of the Group's financial management is to maintain prudent liquidity and financial risk management. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures.

Liquidity

The Group's total gross debt level was HK$5.83 billion as at 30 June 2004, little-changed from 31 December 2003. Weighted average borrowing costs (including taking into consideration the effect of hedging instruments) further lowered to 2.45 %, as interest rate remained favourable in the review period.

The Group's average debt maturity as at 30 June 2004 stood at 5.2 years (repayable within one year: 9%, two to five years: 40%, over five years: 51%, largely the same as at 2003 year-end). 66.4% of Group debts were from bank loans, almost the same level as at 2003 year-end. The Group has always maintained an appropriate level of debts raised from capital market to avoid over-dependence on a single source (as at 30 June 2004: 33.6%, largely the same as at 2003 year-end).

All Group debts are unsecured, with over 98% being on a committed basis. The Group has ample undrawn committed facilities, which stood at HK$2.79 billion as at 30 June 2004 (31 December 2003: HK$2.02 billion).

Risk Management

Interest rate risk was actively managed by the Group during the review period. As interest rate trended up, the Group took a higher percentage of fixed rate debts through the use of derivatives. The percentage of floating-rate debt decreased to about 50% as at 30 June 2004 (31 December 2003: 60%).

The Group's foreign exchange risk was minimal. All Group debts are either denominated in, or hedged back into, Hong Kong Dollars or the currency of the underlying assets. The Group's foreign exchange exposure relating to overseas joint ventures as at 30 June 2004 was HK$831.7 million (31 December 2003: HK$790.5 million), or 3% of the Group's assets. 88% of such exposure was denominated in Renminbi, with the balance being in Singapore dollars.

Financial Ratios and Credit Ratings

Net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income) improved to 7.9 times as at 30 June 2004, reflecting lower interest expenses (31 December 2003: 6.5 times).

Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by shareholders' funds) as at 30 June 2004 was 26.5%, little-changed from 2003 year-end (31 December 2003: 27.0%).

Credit ratings as at 30 June 2004 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

Michael T.H. Lee
Managing Director

Hong Kong, 18 August 2004

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2004

	NOTES	Six months ended 30.6.2004 HK$'000 (unaudited)	30.6.2003 HK$'000 (unaudited) (restated)
Turnover	4	**561,926**	595,531
Property expenses		**(121,443)**	(108,410)
Gross profit		**440,483**	487,121
Gain on disposals of investments in securities		**14,619**	–
Other operating income		**12,894**	18,204
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**30**	30
Write back of impairment loss on investments in securities	5	**41,000**	–
Administrative expenses		**(37,673)**	(41,650)
Profit from operations	6	**471,353**	463,705
Finance costs	7	**(78,321)**	(88,072)
Share of results of associates		**18,694**	(5,085)
Release of negative goodwill arising on acquisition of an associate		**1,062**	1,062
Profit before taxation		**412,788**	371,610
Taxation	8	**(92,070)**	(104,312)
Profit after taxation		**320,718**	267,298
Minority interests		**(15,833)**	(21,208)
Net profit for the period		**304,885**	246,090
Dividends	9	**104,873**	104,044
Earnings per share	10		
Basic		**HK29.20 cents**	HK23.77 cents
Diluted		**HK29.19 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2004

	NOTES	30.6.2004 HK$'000 (unaudited)	31.12.2003 HK$'000 (audited) (restated)
Non-current assets			
Property, plant and equipment	11	**56,417**	57,717
Investment properties	11	**24,397,348**	24,366,780
Interests in associates		**778,598**	849,676
Investments in securities		**950,701**	940,888
Negative goodwill		**(986)**	(1,016)
Staff housing loans, secured		**2,372**	12,187
Other receivable, prepayments and deposits	12	**63,632**	28,420
		26,248,082	26,254,652
Current assets			
Staff housing loans, secured - due within one year		**1,180**	3,188
Other receivable, prepayments and deposits	12	**28,619**	22,159
Accounts receivable	13	**8,446**	10,644
Interest receivable		**30,634**	28,035
Time deposits		**36,491**	13,094
Cash and bank balances		**5,282**	1,539
		110,652	78,659
Current liabilities			
Long term bank loans - due within one year	14	**109,000**	78,000
Floating rate notes		**399,653**	399,132
Creditors and accruals	15	**87,221**	115,791
Interest payable		**64,973**	64,135
Rental deposits from tenants		**232,043**	219,729
Deferred income		**686**	686
Taxation payable		**141,674**	90,557
Unclaimed dividends		**3,130**	1,145
		1,038,380	969,175
Net current liabilities		**(927,728)**	(890,516)
Total assets less current liabilities		**25,320,354**	25,364,136
Non-current liabilities			
Advances from investees		**50,489**	50,489
Amounts due to minority shareholders		**327,256**	321,714
Long term bank loans - due after one year	14	**3,757,800**	3,884,423
Fixed rate notes		**1,552,485**	1,551,991
Deferred income		**4,513**	4,855
Deferred taxation	16	**187,686**	180,400
		5,880,229	5,993,872
Minority interests		**764,146**	753,855
Net assets		**18,675,979**	18,616,409
Capital and reserves			
Share capital		**5,239,652**	5,217,857
Accumulated profits		**3,995,511**	3,795,499
Other reserves		**9,440,816**	9,603,053
		18,675,979	18,616,409

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
		(restated)
At beginning of the period		
- as previously reported	**18,639,799**	18,974,652
- prior period adjustment (note 3)	**(23,390)**	–
- as restated	**18,616,409**	18,974,652
Unrealised loss on investments in other securities	**(7,337)**	(7,207)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	**–**	(407)
- Assets revaluation reserve	**–**	(118)
Share of translation reserve of an associate	**1**	11
Net losses not recognised in the income statement	**(7,336)**	(7,721)
Net profit for the period	**304,885**	246,090
Issue of shares on exercise of share option	**1,500**	–
Premium on issue of shares on exercise of share option	**762**	–
Share issue expenses	**(1)**	
Realisation on disposal of investment in other securities transferred to income statement	**(11,957)**	–
Dividends paid during the period	**(228,283)**	(237,878)
At end of the period	**18,675,979**	18,975,136
Represented by:		
Balance after amount set aside for dividend	**18,571,186**	18,871,092
Amount set aside for dividend	**104,793**	104,044
	18,675,979	18,975,136

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2004

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH FROM OPERATING ACTIVITIES	**332,518**	324,932
NET CASH FROM (USED IN) INVESTING ACTIVITIES	**93,349**	(159,972)
NET CASH USED IN FINANCING ACTIVITIES	**(398,727)**	(137,293)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**27,140**	27,667
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**14,633**	22,946
CASH AND CASH EQUIVALENTS AT 30 JUNE	**41,773**	50,613
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**5,282**	3,810
Time deposits	**36,491**	46,803
	41,773	50,613

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

3. PRIOR PERIOD ADJUSTMENT

The effect on adoption of the revised SSAP 12 "Income Taxes" ("SSAP 12 (Revised)") on the Group's interests in associates was not accounted for in the interim report for the six months ended 30 June 2003 and the annual financial statements for the year ended 31 December 2003. Comparative amounts for 2003 have been restated accordingly. Accumulated profits and share of revaluation reserve as at 1 January 2004 have been reduced by HK$9,614,000 and HK$13,776,000 respectively. The balances on the Group's interests in associates at 1 January 2004 have been reduced by HK$23,390,000, representing the share of the deferred tax liabilities recognised by the associate. The effect of the changes is a decrease in share of losses of associates, a decrease in release of negative goodwill arising on acquisition of an associate and an increase in taxation for the six months ended 30 June 2003 of HK$462,000, HK$652,000 and HK$4,616,000 respectively.

4. TURNOVER

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from properties	**559,784**	593,452
Management fee and security service income	**2,142**	2,079
	561,926	595,531

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. WRITE BACK OF IMPAIRMENT LOSS ON INVESTMENTS IN SECURITIES

The amount represents the write back of the carrying amounts of the investments in securities to their estimated recoverable amounts.

6. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**56,938**	53,984
Retirement benefits scheme contributions	**2,447**	2,399
Forfeited contributions	**(5,686)**	(420)
	53,699	55,963
Depreciation	**2,429**	2,287
Exchange loss	**37**	1,631
Rental income arising from operating leases less out-goings	**(440,564)**	(486,956)
Dividends from		
- listed investments	**(12,010)**	(14,770)
- unlisted investments	**—**	(1,772)
Interest income	**(688)**	(1,051)

7. FINANCE COSTS

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Interest on		
- bank loans, overdrafts and other loans:		
wholly repayable within five years	**10,817**	28,847
not wholly repayable within five years	**4,494**	10,056
- floating rate notes	**3,095**	5,507
- fixed rate notes	**54,509**	54,602
	72,915	99,012
Net interest paid (received) from currency and interest rate swaps		
- due within five years	**21,144**	(859)
- due after five years	**(24,057)**	(15,569)
Amortisation of fixed rate notes and floating rate notes issue expenses	**1,015**	1,015
Bank charges	**6,133**	3,526
Hedging expenses	**1,171**	947
	78,321	88,072

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

8. TAXATION

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
		(restated)
Current tax	**25,166**	34,385
Underprovision in previous periods	**55,000**	48,000
Deferred tax		
- Current period	**7,286**	7,185
- Attributable to change in tax rate	**–**	10,126
Taxation attributable to the Company and its subsidiaries	**87,452**	99,696
Share of taxation attributable to an associate	**4,618**	4,616
	92,070	104,312

The charge comprises Hong Kong Profits Tax calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the period.

The Company received notices of additional assessment from the Inland Revenue Department disallowing the deduction claim for interest expenses in prior years. Management has reviewed the basis on which the interest expenses were disallowed, and an additional tax provision of HK$55 million was made accordingly during the current period.

9. DIVIDENDS

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Interim dividend - HK10 cents per share (2003: HK10 cents)	**104,793**	104,044
Additional prior year's dividend paid on exercise of share option subsequent to 31 December 2003	**80**	–
	104,873	104,044

During the period, a dividend of HK26.5 cents (2002: HK26.5 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2003. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Final dividend paid:	
Cash	228,203
Share alternative	48,343
	276,546

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
		(restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**304,885**	246,090
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,044,241**	1,035,196
Effect of dilutive potential ordinary shares: Share options	**419**	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,044,660**	

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

11. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

During the period, additions to the Group's property, plant and equipment and investment properties amounted to approximately HK$1,168,000 and HK$30,568,000, respectively (1.1.2003 to 31.12.2003: HK$1,909,000 and HK$417,852,000, respectively).

12. OTHER RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2003, other receivable of HK$6,100,000, represented the long-term portion of unamortised incentives granted to tenants, was reclassified from current assets to non-current assets.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

13. ACCOUNTS RECEIVABLE

Accounts receivable are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 30 June 2004 and 31 December 2003 were less than 90 days old.

14. LONG TERM BANK LOANS

	30.6.2004	31.12.2003
	HK$'000	HK$'000
Bank loans, unsecured	**3,866,800**	3,962,423
The bank loans are repayable as follows:		
Within one year	**109,000**	78,000
More than one year, but not exceeding two years	**–**	668,300
More than two years, but not exceeding five years	**2,317,800**	1,626,423
More than five years	**1,440,000**	1,589,700
	3,866,800	3,962,423
Less: Amounts due within one year shown under current liabilities	**(109,000)**	(78,000)
	3,757,800	3,884,423

15. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 30 June 2004 and 31 December 2003 were less than 90 days old.

16. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

Deferred tax liabilities

	Six months ended 30.6.2004					
	Accelerated tax depreciation HK$'000	**Revaluation of properties HK$'000**	**Deferred payments HK$'000**	**Retirement benefits scheme contributions HK$'000**	**Tax loss HK$'000**	**Total HK$'000**
At 1 January	**184,167**	**6,852**	**152**	**(10)**	**(10,761)**	**180,400**
Charge (credit) to income for the period	**8,227**	**–**	**(76)**	**2**	**(867)**	**7,286**
At 30 June	**192,394**	**6,852**	**76**	**(8)**	**(11,628)**	**187,686**

	Six months ended 30.6.2003					
	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax loss HK$'000	Total HK$'000
At 1 January	116,216	5,605	305	(67)	(8,440)	113,619
Charge (credit) to income for the period	8,133	–	(91)	19	(876)	7,185
Effect of change in tax rate						
- charge to income for the period	10,895	–	29	(6)	(792)	10,126
- charge to equity for the period	–	525	–	–	–	525
At 30 June	135,244	6,130	243	(54)	(10,108)	131,455

At 30 June 2004, the Group has unused tax losses of HK$1,158 million (31.12.2003: HK$1,170 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$66 million (31.12.2003: HK$61 million) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$1,092 million (31.12.2003: HK$1,109 million) due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

17. CAPITAL COMMITMENTS

As at balance sheet date, the Group had capital commitments in respect of the following:

	30.6.2004 HK$'000	31.12.2003 HK$'000
Investment properties:		
Contracted for but not provided in the financial statements	**48,456**	37,600

18. RELATED PARTY AND CONNECTED TRANSACTIONS

A. Related party transactions

During the period, the Group has the following transactions with related parties:

	Notes	Substantial shareholder		Directors	
		1.1.2004 to 30.6.2004 HK$'000	1.1.2003 to 30.6.2003 HK$'000	**1.1.2004 to 30.6.2004 HK$'000**	1.1.2003 to 30.6.2003 HK$'000
Repairs and maintenance expenses		**–**	–	**–**	9,784
Gross rental income	(a)	**2,250**	2,523	**10,039**	18,187
Construction cost for investment properties	(b)	**–**	–	**19,981**	7,212

As at balance sheet date, the Group has the following balances with related parties:

	Notes	Substantial shareholder		Directors	
		30.6.2004 HK$'000	31.12.2003 HK$'000	**30.6.2004 HK$'000**	31.12.2003 HK$'000
Included in creditors and accruals were repairs and maintenance expenses payable to		**–**	–	**–**	2,248
Construction cost payable to	(b)	**–**	–	**1,807**	5,248
Amount due to a minority shareholder	(c)	**–**	–	**94,443**	92,843

18. RELATED PARTY AND CONNECTED TRANSACTIONS (continued)

A. Related party transactions (continued)

Notes:

(a) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(b) Dr. Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Ltd. whose wholly-owned subsidiary, Hsin Chong Contstruction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two. Such transaction was entered into on normal commercial terms and on arm's length basis.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The contract sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(c) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non-wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is not repayable within one year. Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited.

B. Connected transactions

1. As at 30 June, 2004, loans totalling HK$617,175,561 were advanced by the Group to Barrowgate Limited ("Barrowgate" - the Group: 65.36%; Hang Seng Bank: 24.64%; Jebsen and Company Limited: 10%) for general funding purpose. Loans totalling HK$327,255,746 were advanced by the other shareholders in proportion to their respective shareholdings. These quasi-equity loans are non-interest-bearing and have no fixed settlement date and are not repayable within one year. The grant of loans by the Group constitutes a grant of financial assistance and is a connected transaction under the Listing Rules, however, it is exempt from reporting, announcement and independent shareholders' approval requirements.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30 June 2004

18. RELATED PARTY AND CONNECTED TRANSACTIONS (continued)

B. Connected transactions (continued)

2. Certain transactions entered into with the Group constituted "continuing connected transactions" under the Listing Rules. Details of these transactions are set out as follows:

Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate (property owner of Lee Gardens Two) with the following connected persons (also substantial shareholders of Barrowgate). Particulars are set out below:

Connected person	Date and duration	Premises	Annual consideration
Hang Seng Bank Limited *(24.64 % equity interest in Barrowgate)*	28 September 2001 for a term of 3 years	Shop unit at Ground Floor and Basement	HK$8,277,504
Jebsen and Company Limited *(10% equity interest in Barrowgate)*	10 September 2003 for a term of 4 years	Offices at 28/F-31/F and 3 carparking spaces (on monthly licence) in Caroline Centre	HK$13,870,776

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

Certain leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove, with Lee Hysan Estate Company, Limited, a substantial shareholder of the Company (holding 40.94% interest). Details of the leases are set out below:

Connected person	Date and duration	Premises	Annual consideration
Lee Hysan Estate Company, Limited	17 October 2003 for a term of 2 years	An apartment and one carparking space	HK$1,975,200
Lee Hysan Estate Company, Limited	12 January 2004 for a term of 2 years	An apartment and 2 carparking spaces	HK$1,289,880

(c) Leasing and property management services with a non-wholly-owned subsidiary and lease agreements with certain connected persons

(i) On 25 February 2004, Hysan Property Management Limited ("HPM") and Hysan Leasing Company Limited ("HLC"), both wholly-owned subsidiaries of the Company, had entered into management agreements with Barrowgate to provide (i) leasing, marketing and lease administration services; and (ii) property management services regarding Lee Gardens Two respectively, for terms of three years and terminable by either party giving prior written notice to other party.

18. RELATED PARTY AND CONNECTED TRANSACTIONS (continued)

B. Connected transactions (continued)

(ii) Barrowgate entered into a lease agreement on 23 April 2004 and a supplemental deed on 12 July 2004 for office units at 24th and 25th Floors and car parking space in Caroline Centre, Lee Gardens Two with MF Jebsen International Limited which was a connected person by virtue of the interest of an associate of a non-executive Director.

All these transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

An announcement was published on 20 July 2004 regarding the above continuing connected transactions in accordance with the Listing Rules. Regarding transactions in (c) above, a waiver has been sought from Stock Exchange by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules.

Under the Listing Rules, the continuing connected transactions are subject to annual review requirements and details of such review will be confirmed in future annual reports and accounts of the Company.

INDEPENDENT REVIEW REPORT

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 6 to 19.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong
18 August 2004

ADDITIONAL INFORMATION

STATEMENT OF CORPORATE GOVERNANCE POLICY

The Board of Directors is committed to maintaining a high standard of corporate governance. None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements.

BOARD EFFECTIVENESS

Board Responsibilities and Board/Management Relationship

The principal task of the Board is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives.

The Board's role is not to manage the business which responsibility remains vested with management. The Board is responsible for overseeing the processes that management has in place to identify business opportunities and risks. The Hysan Board and management fully appreciate their respective roles and are supportive of building a healthy corporate governance culture.

Board Composition

The Board currently comprises three executive Directors (Chairman, Managing Director and Director, Property) and eight other non-executive Directors. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Peter T. C. Lee serves as the Chairman who is supported by an Independent non-executive Deputy Chairman, Sir David Akers-Jones and Managing Director, Michael T. H. Lee. The roles of Chairman and Managing Director are split. The Chairman focuses on Group strategic and Board issues and Managing Director will have the overall chief executive responsibility for Group operations and developments generally.

The Board as a whole is responsible for the selection and approval of candidates for appointment to the Board, and has not therefore established a Nomination Committee.

Board Process

The Board meets at least quarterly. There is a defined schedule of matters reserved for full Board decision, including material bank facilities, material acquisitions and disposals and material transactions with connected parties.

An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions. All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters. There is an agreed procedure for Directors to take independent professional advice at Company's expenses.

ADDITIONAL INFORMATION

Internal Control

The Managing Director and Chief Financial Officer report to the Audit Committee at least twice a year on key issues in relation to internal controls, audit findings and risk management.

The Board has adopted a Financial Risk Management Policy which identifies and lays down the guiding principles on the management of major financial risks. Management regularly reviews the on-going process for identifying, evaluating and managing significant operating risks faced by the Group.

Board Committees

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Emoluments Review), with a majority of independent non-executive Directors, is retained. During the period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

- Audit Committee

  The Audit Committee is chaired by Independent non-executive Deputy Chairman, Sir David Akers-Jones, its other members are Per Jorgensen (Independent non-executive Director) and Chien Lee. It meets not less than twice per annum. All members have experience in reviewing or analyzing audited financial statements of public companies or major organization.

  The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Managing Director and the Chief Financial Officer.

  The Committee oversees the financial reporting process. In this process, management is primarily responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

  The Committee has reviewed and discussed with management and external auditors the (unaudited) condensed consolidated financial statements for the first six months of 2004 included in this Report.

- Emoluments Review Committee

  The Group's Emoluments Review Committee is also chaired by the Independent non-executive Deputy Chairman, Sir David Akers-Jones, with a majority of Independent non-executive Directors. Other members are F. K. Hu and Geoffrey M. T. Yeh (Independent non-executive Director).

  The function of the Committee is to review and determine the remuneration of the executive Directors. The Chairman makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

  A separate "Directors' Remuneration and Interests Report" in 2003 Annual Report sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on "named" basis.

Communication with Shareholder

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its activities to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with our stakeholders, including communication with our shareholders in a regular and timely manner, through Company's annual and interim reports, announcement and press releases; and holding regular briefings and meetings for analysts and the media, as appropriate. The Group will continue to enhance the communication programme.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2004, the interests and short positions of the Directors and alternate Directors in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

Interests in Shares of the Company

	No. of shares held					% of the issued share capital*
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	
Peter Ting Chang Lee	2,000,000	–	4,083,823 *(Note 1)*	–	6,083,823	0.581
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233	0.098
Fa-kuang Hu	–	–	255,012 *(Note 2)*	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 *(Note 1)*	–	2,492,914	0.238
Per Jorgensen	6,678	–	–	–	6,678	0.001
Chien Lee	970,000	–	4,083,823 *(Note 1)*	3,650,000 *(Note 3)*	8,703,823	0.831
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.179
Pauline Wah Ling Yu Wong	104,000	–	–	–	104,000	0.010
Geoffrey Meou-tsen Yeh	252,332	–	1,000 *(Note 1)*	–	253,332	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 *(Note 1)*	–	127,834	0.012

All interests stated above represent long positions.

ADDITIONAL INFORMATION

Certain executive Directors of the Company have been granted share options under the Company's Executive Share Option Scheme (details are set out under "Executive Share Options" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter Ting Chang Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was a beneficiary.

* This percentage has been compiled based on the total number of shares of the Company in issue as at 30 June 2004 (i.e. 1,047,930,618 ordinary shares)

Executive Share Options

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time.

As at 30 June 2004, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.3% of the issued share capital of the Company. Options expiring, granted and outstanding to them during the period are as follows:

			Changes During the Period					
Name	Balance as at 1.1.2004	Date of grant	Cancelled/ Lapsed	Granted	Exercised	Balance as at 30.06.2004	Exercise price (HK$)	Exercisable period
Peter Ting Chang Lee	1,350,000	7.1.99	NIL	NIL	NIL	1,350,000	9.22	7.1.01-6.1.09
Pauline Wah Ling Yu Wong	900,000	3.5.95	NIL	NIL	NIL	900,000	13.46	3.5.97-2.5.05

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

During the period, options to subscribe for 300,000 shares at an exercise price of HK$7.54 per share were exercised (closing market price per share immediately before the date of exercise: HK$15). Options for 900,00 shares of the Company lapsed upon the resignation of a grantee.

No options have been granted since the coming into force of certain new Listing Rules requirements. Future grants will only be made under the existing Scheme where new Listing Rules requirements are complied with.

Apart from the Scheme, at no time during the review period was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

The power of grant to executive Directors is vested in the Emoluments Review Committee and otherwise pursuant to Listing Rules requirements.

Interests in Shares of Associated Corporations

Listed below are certain Directors' interests in the shares of Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

Name	No. of shares held	% of the ssued share capital
Fa-kuang Hu	5,000 *(Note 4)*	50
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	5,000 *(Note 4)*	50

Notes:

(4) Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu are deemed to be interested in PAECL by virtue of their interests as beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2004 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the interests or short positions of every person, other than Directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company were as follows:-

Name	Capacity	No. of shares	% of the issued share capital*
Lee Hysan Estate Company, Limited	Interests of controlled corporations	429,046,912 *(Note 1)*	40.94
Lee Hysan Company Limited	Interests of controlled corporations	429,046,912 *(Note 1)*	40.94
J.P. Morgan Chase & Co.	*(Note 2)*	52,227,868	4.98

All interests stated above represent long positions.

ADDITIONAL INFORMATION

Notes:

(1) These interests represent the same block of shares. Lee Hysan Estate Company, Limited is a wholly-owned subsidiary of Lee Hysan Company Limited.

(2) As notified by J.P. Morgan Chase & Co., these shares were held in their respective capacities as investment manager (holding 17,812,500 shares) and custodian/approved lending agent (holding 34,415,368 shares).

* The percentage has been compiled based on the total number of shares of the Company in issue as at 30 June 2004 (i.e. 1,047,930,618 ordinary shares)

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2004.

COMPLIANCE OF THE MODEL CODE FOR DIRECTORS' SHARE DEALING

The Board has adopted in March 2004 a new code of Directors' share dealings in line with the changes in the Listing Rules effective 31 March 2004. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standard set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

HUMAN RESOURCES PRACTICES

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system and invested in training. All these are towards maximizing our efficiency to deliver shareholder value.

As at 30 June 2004, the total number of employees was 534, and there have been no material changes in respect of employee remuneration, remuneration policies and staff development as disclosed in Annual Report 2003.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Directors

Peter Ting Chang LEE *(I)*
Chairman

Sir David AKERS-JONES * *(Chairing A, E)*
Independent non-executive Deputy Chairman

Michael Tze Hau LEE *(I)*
Managing Director

Fa-kuang HU * *(E)*

Hans Michael JEBSEN * *(I)*

Per JORGENSEN * *(A)*
Independent non-executive Director

Anthony Hsien Pin LEE * *(I)*

Chien LEE * *(A)*

Dr. Deanna Ruth Tak Yung RUDGARD *

Pauline Wah Ling YU WONG
Director, Property

Dr. Geoffrey Meou-tsen YEH * *(E)*
Independent non-executive Director

* *Non-executive Director*
(A) Audit Committee
(E) Emoluments Review Committee
(I) Investment Committee

Chief Financial Officer

Ricky Tin For TSANG

Company Secretary

Wendy Wen Yee YUNG

ADVISERS

Auditors

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

Registered Office

49/F., Manulife Plaza
Lee Gardens
33 Hysan Avenue
Hong Kong

NOTES

Shareholder Information

FINANCIAL CALENDAR

FINANCIAL CALENDAR	2004
Interim results announcement	18 August
Ex-dividend date for interim dividend	2 September
Share registers closed	6 to 8 September
Record date for interim dividend	8 September
Despatch of scrip dividend circular and election form	(on or about) 15 September
Despatch of interim dividend warrants / definitive share certificates	(on or about) 11 October

DIVIDEND

On 18 August 2004, the Board has declared an interim dividend of HK10 cents per share. The dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Wednesday, 8 September 2004. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Wednesday, 15 September 2004. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Tuesday, 5 October 2004.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Monday, 11 October 2004.

The share register will be closed from Monday, 6 September 2004 to Wednesday, 8 September 2004, both dates inclusive. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Friday, 3 September 2004.

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to:

Investor Relations
Hysan Development Company Limited
49/F., Manulife Plaza
Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Press releases and other information of the Group can be found at our Internet website: "**www.hysan.com.hk**"

Hysan 希慎

Hysan Development Company Limited

www.hysan.com.hk